FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

27 July 2007
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
FORM 6-K: TABLE OF CONTENTS

99.1	Cadbury Schweppes — Americas Beverages Separation Update — 27 July 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company
/s/ John Mills
(Registrant)

Signed:	John Mills Director Group Secretariat

Dated:	27 July 2007

Exhibit 99.1
27 July 2007
Cadbury Schweppes — Americas Beverages Separation Update
Cadbury Schweppes announces that the sale process for Americas Beverages is ongoing, and that interest in the business remains strong. However, the leveraged debt markets have experienced extreme volatility in recent days. As a result, a decision has been taken to extend the sale timetable to allow bidders to complete their proposals against a more stable debt financing market.
Cadbury Schweppes’ results for the six months to 30 June 2007 will be announced on 1 August 2007.
Ends

For further information:
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith
Tom Siveyer
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements.
In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes to editors:
1.	About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.